DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05048933

March 24, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2005

Re: Motorola, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Chevedden:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Motorola by Edward P. Olson. On January 10, 2005, we issued our response expressing our informal view that Motorola could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

RECD S.E.C.
MAR 2 5 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Katherine L. Harenza
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

PROCESSED
MAR 3 0 2005
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Motorola, Inc. (MOT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Pill
Proponent: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

SLB No. 14 states (emphasis added):

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice.

Mr. Edward P. Olson has owned the required stock for the required time period for this rule 14a-8 proposal. The company, on the other hand has not provided evidence that it has complied with SLB No. 14B which instructs companies to:

* provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);

* although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

Furthermore SLB 14B states:

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

* the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and

* either:

* a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

* a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

* address the specific requirements of that rule in the notice; or

* attach a copy of rule 14a-8(b) to the notice.

The November 1, 2004 company letter which the company included as an exhibit in its no action request package did not provide these complete instructions.

Mr. Olson's qualifying stock ownership is verified by the attached broker letter. Mr. Olson finally received the verification of ownership on December 30, 2004. This is an example of a well-known, established brokers not being familiar with meeting the broker verification requirement of rule 14a-8.

Additionally brokers have no financial incentive to meet the requirements of the rule. And the small shareholder has no leverage to apply to the broker. I do not believe that the broker was intended to be the gatekeeper in the rule 14a-8 process.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Edward P. Olson
Carol Forsyte

Pacific West
Financial Group

(MOT) ~~Post-it~~ Fax Note 7671	Date 11-15-04 # of pages ▶
To A. Peter Lawson	From Jim Cheval[illegible]
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 847-576-6301	Fax #

November 15, 2004

To: Motorola Inc.

From: Ryan Hixon

RE: Edward P Olson

Dear Motorola Inc.:

Mr. Edward P Olson has requested that I inform you that our firm holds, in street name, 1300 shares of Motorola Inc common stock. The purchase dates and quantities are as follows:

300 shares purchased 4/2/200

300 shares purchased 10/30/2000

300 shares purchased 5/22/2001

200 shares purchased 7/31/2001

200 shares purchased 8/29/2001

If I can be of any additional assistance, please phone me at 888-236-7979.

Sincerely,

Ryan Hixon

Ryan Hixon
Operations Manager

Corporate Office
www.[illegible].com
phone: 425 [illegible] fax: 425 [illegible]
[illegible] South Renton Village Place, Suite [illegible]
Renton, Washington [illegible]
PO Box 860, Renton, Washington [illegible]
[illegible]

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com

WEDBUSH MORGAN SECURITIES
Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- We had no Lead Director or Independent Chairman – independence concern.
- Our 3-member audit committee allowed a member with 28-years tenure – independence concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – it could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.